BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of June 30, 2018)

Quantity	Description	Ticker	Value	Percent
40.000	BERKSHIRE HATHAWAY, INC.	BRKA	11,281,600.00	28.94%
110,000.000	HANESBRANDS	HBI	2,422,200.00	6.21%
29,000.000	CARMAX	KMX	2,113,230.00	5.42%
9,000.000	ALLIANCE DATA SYSTEMS	ADS	2,098,800.00	5.38%
9,000.000	FEDEX CORP.	FDX	2,043,540.00	5.24%
62,000.000	LKQ CORP.	LKQ	1,977,800.00	5.07%
24,000.000	SPECTRUM BRANDS	SPB	1,958,880.00	5.03%
2,700.000	AUTOZONE INC	AZO	1,811,511.00	4.65%
44,000.000	BROOKFIELD ASSET MANAGEMENT	BAM	1,783,760.00	4.58%
23,000.000	EXPRESS SCRIPTS HOLDING CO.	ESRX	1,775,830.00	4.56%
12,000.000	CIMPRESS N.V.	CMPR	1,739,520.00	4.46%
30,000.000	WELLS FARGO & CO.	WFC	1,663,200.00	4.27%
40,000.000	SUNCOR ENERGY, INC.	SU	1,627,200.00	4.17%
13,000.000	INGREDION, INC.	INGR	1,439,100.00	3.69%
26,000.000	AUTONATION INC	AN	1,263,080.00	3.24%
23,800.000	US BANCORP	USB	1,190,476.00	3.05%
81,000.000	GENERAL ELECTRIC CO.	GE	1,102,410.00	2.83%
10,000.000	AMERICAN EXPRESS CO.	AXP	980,000.00	2.51%
16,000.000	QUALCOMM	QCOM	897,920.00	2.30%
6,000.000	INTL BUSINESS MACHINES INC.	IBM	838,200.00	2.15%
570,540.000			42,008,257.00	107.77%
	CASH & MISCELLANEOUS		-3,029,573.99	-7.77%
	NET ASSETS		38,978,683.01	100.00%

BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 6/30/18

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	9.48%	10.43%	9.58%	8.81%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.